EXHIBIT 12.1

Atlas Pipeline Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

(amounts in thousands, except ratios)

	Years Ended December 31,
	2013	2012	2011	2010		2009
Earnings:
Income (loss) before income tax expense (1)(2)(3)(4)(5)	$(93,897)	$68,235	$295,478	$(40,717)		$(21,434)
Fixed charges	100,916	52,260	38,566	90,152		106,362
Adjustment to net distributed income from equity investees	12,136	877	(577)	6,146		267
Interest capitalized	(7,542)	(8,669)	(5,146)	(757)		(2,783)
Amortization of previously capitalized interest	1,029	583	333	255		581
Non-controlling interest	(6,975)	(6,010)	(6,200)	(4,738)		(3,176)

Total	$5,667	$107,276	$322,454	$50,341		$79,817

Fixed Charges:
Interest cost and debt expense	$89,637	$41,760	$31,603	$87,273		$101,309
Interest capitalized	7,542	8,669	5,146	757		2,783
Interest allocable to rental expense(6)	3,737	1,831	1,817	2,122		2,270

Total fixed charges	100,916	52,260	38,566	90,152		106,362
Preferred dividends	23,583	—	389	780		900

Total fixed charges and preferred dividends	$124,499	$52,260	$38,955	$90,932		$107,262

Ratio of earnings to fixed charges	— (7)	2.1x	8.4x	—	(9)	—	(11)

Ratio of earnings to fixed charges and preferred dividends	— (8)	2.1x	8.3x	—	(10)	—	(12)

(1)	Includes a loss on asset sales of $1.5 million, a non-cash loss recognized on derivatives of $28.4 million, and a goodwill impairment loss of $43.9 million for the year ended December 31, 2013.
(2)	Includes a non-cash gain recognized on derivatives of $23.3 million for the year ended December 31, 2012.
(3)	Includes a gain on asset sales of $256.3 million and a non-cash loss recognized on derivatives of $4.5 million for the year ended December 31, 2011.
(4)	Includes a non-cash gain recognized on derivatives of $10.2 million and a non-recurring cash derivative unwind expense of $17.9 million for the year ended December 31, 2010.
(5)	Includes a gain on asset sales of $111.4 million, a non-cash loss recognized on derivatives of $51.3 million, a $10.3 million non-cash impairment charge to goodwill and other assets and a non-recurring cash derivative unwind expense of $5.0 million for the year ended December 31, 2009.
(6)	Represents one-third of the total operating lease rental expense, which is that portion, deemed to be interest.
(7)	The Partnership earnings were insufficient to cover its fixed charges by $95.2 million for this period.
(8)	The Partnership earnings were insufficient to cover its fixed charges and preferred dividends by $118.8 million for this period.
(9)	The Partnership earnings were insufficient to cover its fixed charges by $39.8 million for this period.
(10)	The Partnership earnings were insufficient to cover its fixed charges and preferred dividends by $40.6 million for this period.
(11)	The Partnership earnings were insufficient to cover its fixed charges by $26.5 million for this period.
(12)	The Partnership earnings were insufficient to cover its fixed charges and preferred dividends by $27.4 million for this period.